Exhibit 99.1

Pony AI Inc. Unveils Seventh-Generation Robotaxi Lineup, Targets Mass Production from mid-2025

SHANGHAI, China, April 23, 2025 – Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today unveiled its seventh-generation autonomous driving system alongside the first public showcase of the Robotaxi lineup with Toyota, BAIC and GAC at the Shanghai International Automobile Industry Exhibition (the "Shanghai Auto Show").

The seventh-generation autonomous driving system features 100% automotive-grade autonomous driving kit ("ADK") with an extended product lifecycle, delivering enhanced stability and safety for passengers. Continuous design optimizations have also reduced a total amount of 70% bill-of-materials ("BOM") costs, among which with 80% decrease in autonomous driving computation ("ADC") and 68% cut in solid-state LiDAR, in each case compared to its predecessor. In addition, its modular platform architecture allows seamless adaptation across multiple vehicle models, covering from the three Robotaxi models to Robotruck services down the road.

Dr. James Peng, Co-founder and Chief Executive Officer of Pony.ai, commented, “2025 marks the inaugural year of Pony.ai’s mass-produced Robotaxis. Achieving scaled production hinges on three critical cornerstones, which form the foundation of Pony.ai’s strategy: advancing technology readiness, enforcing product integration, and refining operational capabilities. Over the past few years, we have refined these pillars, positioning us well to deploy Robotaxis safely and reliably.”

Dr. Tiancheng Lou, Chief Technology Officer of Pony.ai, added, “The safety requirements for L4 systems inherently surpass those of human drivers, which we believe is unattainable through merely imitating human behaviour. Our proprietary PonyWorld generates realistic scenarios, conducts high-fidelity simulations, and establishes behaviour evaluation benchmarks to make our autonomous decision-making go beyond human capability. Building on this advanced technology, our seventh-generation autonomous driving system not only makes L4 autonomous driving possible but also ensures scalability at a manageable cost.”

Three seventh-generation Robotaxi models were unveiled at the Shanghai Auto Show, developed through strategic partnerships with Toyota, BAIC and GAC. Our long-standing collaboration with Toyota has been further strengthened with the launch of the Toyota bZ4X Robotaxi, the first production model featuring Pony.ai’s latest system. We also launched new BAIC and GAC Robotaxi models—the ARCFOX Alpha T5 and second-generation Aion V, completing our next-generation Robotaxi models' lineup.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: http://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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